Securities and Exchange Commission,
                              Washington, DC 20549
                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement

       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              BOWLES FLUIDICS CORP

                              (Name of the Issuer)

                              BOWLES FLUIDICS CORP

                      (Name of Person(s) Filing Statement)

                           Common Stock $.10 Par Value

                         (Title of Class of Securities)

                                   -----------

                      (CUSIP Number of Class of Securities)

     Ronald D. Stouffer, President          Patrick K. Arey, Esquire
      Bowles Fluidics Corporation           Miles & Stockbridge P.C.
           6625 Dobbin Road                10 Light Street, 8th Floor
     Columbia, Maryland 21405-4707       Baltimore, Maryland 21202-1487
        Telephone: 410-381-0400             Telephone: 410-385-3485
       Telecopier: 410-381-2718             Telecopier: 410-385-3700
 E-Mail: rstouffer@bowlesfluidics.com   E-Mail: parey@milesstockbridge.com

 (Name, address and telephone number of person authorized to receivenotices and communications on behalf of persons(s) filing statement)

This statement is filed in connection with (check the appropriate box):

   a. { } The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-1), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c)
            (Sec. 240.13e-3(c)) under the Securities Exchange Act of 1934.
   b. { } The filing of a registration statement under the Securities Act of 1933.
   c.       { } A tender offer.
   d.       {X} None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: { }

                            Calculation of Filing Fee

               TRANSACTION VALUATION*     AMOUNT OF FILING FEE

                  $ 242,600.00                   $48.52

      * Fee based upon 1/50th of 1% of the anticipated purchase price of fractional shares resulting from the proposed reverse stock split..

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:_______________________________________________

      Form or Registration No.:______________________________________________

      Filing Party:__________________________________________________________

      Date Filed:____________________________________________________________


Item 1. Issuer and Class of Security Subject to the Transaction.

   (a) The name of the issuer is "Bowles Fluidics Corporation" (the "Company") and the address of its principal executive offices is: 6625 Dobbin Road, Columbia, Maryland 21045-4707.

   (b) The class of security which is the subject of the Rule 13e-3 transaction is the Company's Common Stock, $0.10 par value per share (the "Common Stock"). As of October 15, 1998, 12,684,071 shares of the Common Stock were outstanding and held of record by approximately 430 persons.

   (c) The Common Stock of the Company is traded in the "over-the-counter" market and is quoted on the NASD OTC Bulletin Board; symbol BOWE. The Preferred Stock is unregistered and is not publicly traded.

   The high and low bid and asked prices of the Common Stock over the last two fiscal years are listed below:

                                   Bid                          Asked
                         ------------------------      ---------------------
 FY                          High         Low              High       Low
1998      1st Quarter       1 3/4       1 1/4             2 1/16    1 3/8
          2nd Quarter       1 3/4       1 1/16            2 1/2     1 3/8
          3rd Quarter       1 3/4       1                 2         1 3/8
          4th Quarter       1 1/32      23/32             1 1/2     1 1/8

1997      1st Quarter       1 3/8       13/16             1 5/8     1 1/4
          2nd Quarter       1 3/8       5/8               1 9/16      3/4
          3rd Quarter       13/16       7/16              7/8         9/16
          4th Quarter       3 1/8       3/4               3 1/2       7/8

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

Note: The above quotes represent prices between dealers and do not include retail mark-up, mark-down, or commissions. They do not represent actual transactions.

   (d) The Company has never paid cash dividends on its Common Stock. Payment of dividends on Common Stock is within the discretion of the Company's Board of Directors and will depend, among other factors, on earnings, capital requirements, and the operating financial condition of the Company.

   (e) Not applicable.

   (f) The Company has not purchased any of its securities since the commencement of the Company's second full fiscal year preceding the date of this Schedule.

ITEM 2. IDENTITY AND BACKGROUND.

   This Schedule is being filed by the Company, which is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction. The Company, a Maryland corporation, is a designer, manufacturer and supplier of windshield and rear window washer nozzles for passenger cars and light trucks in North America. The Company also designs and sells defroster nozzles for a limited number of these same light vehicles. The address of the Company is 6625 Dobbin Road, Columbia, Maryland 21045-4707.

   The controlling stockholders, directors and executive officers of the Company are:

      William Ewing, III          Chairman of the Board of Directors, Controlling Person
      Ronald D. Stouffer          President, Chief Executive Officer, Director
      Eric W. Koehler             Executive Vice President, Director
      John E. Searle, Jr.         Director
      David C. Dressler           Director
      Neil Ruddock                Director
      James T. Parkinson, III     Director, Controlling Person
      Frederic Ewing, II          Director, Controlling Person
      Melvyn J. L. Clough         Vice President, Operations
      Richard W. Hess             Vice President, Automotive Products Engineering
      Eleanor M. Kupris           Secretary and Vice President, Administration
      David A. Quinn              Vice President, Finance and Treasurer
      Dharapuram N. Srinath       Vice President, Advanced Engineering
      Arlene M. Hardy             Corporate Controller

   (a) - (d) The information required by this Item 2 with respect to each of the above-named persons is attached hereto as Exhibit 1, and is incorporated herein by this reference. The information disclosed in Exhibit 1 is included pursuant to General Instruction D to Schedule 13E-3.

   (e) During the past five years, neither the Company nor, to its knowledge, any of the controlling persons, directors and executive officers of the Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

   (g) Except as noted on Exhibit 1 attached hereto, all of the persons named above are citizens of the United States of America.

Item 3. Past Contacts, Transactions or Negotiations.

   There have been no contacts or negotiations which have been entered into or which have occurred since the commencement of the Company's second full fiscal year preceding the date of this Schedule (i) between any affiliates of the Company; or (ii) between the Company or any of its affiliates and any person who is not affiliated with the Company and who would have a direct interest in such matters.

Item 4. Terms of the Transaction.

   (a) The Company proposes, subject to stockholder approval, an amendment to the Company's Articles of Incorporation which would decrease the number of shares of Common Stock authorized and outstanding by means of a reverse stock split in the ratio of 1,000 shares of "Old Common Stock" to 1 share of "New Common Stock". As used herein, the term "Old Common Stock" refers to the Common Stock before the proposed reverse stock split and the term "New Common Stock" refers to the Common Stock following the proposed reverse stock split. The par value of the New Common Stock would be adjusted to $100 per share.

   Any fractional shares resulting from the reverse stock split will be purchased from holders thereof at the rate of $1,250 per share of New Common Stock (i.e., post split).

   (b) All holders of Common Stock will be treated identically in connection with the reverse stock split, in that all fractional shares of New common Stock will be purchased at the rate of $1,250 per share of New Common Stock.

Item 5. Plans or Proposals of the Issuer or Affiliate.

   (a) On December 8, 1998, the Board of Directors of the Company adopted resolutions authorizing the going-private transaction that is the subject of this Schedule 13E-3. The Board of Directors authorized the submission to the vote of the stockholders of the Company an amendment to the Articles of Incorporation of the Company under which all outstanding shares of Old Common Stock will be subject to a reverse stock split at the ratio of 1,000 shares of Old Common Stock to 1 share of New Common Stock. A copy of the proposed amendment to the Company's Articles of Incorporation (the "Proposed Amendment") and the resolutions adopted by the Board of Directors is attached to this Schedule as Exhibit 2.

   The Company expects to submit the Proposed Amendment to the stockholders of the Company at a special meeting expected to be held at 9:30 a.m. on ________, 1999, at 6625 Dobbin Road, Columbia, Maryland.

   If the Proposed amendment is approved by the stockholders, as a result of the proposed reverse stock split the total authorized shares of Common Stock will be reduced from 17,000,000 shares to 17,000 shares. Any resulting fractional shares of Common Stock will be purchased from the holders thereof at the rate of $1,250 per share of New Common Stock.

   (b) The purchase price of fractional shares of New Common Stock will be paid from available funds of the Company, which is expected to result in a use of cash in the approximate amount of $242,600 and a reduction in shareholders' equity in the same amount.

   (c) John E. Searle, Jr., resigned as a member of the Board of Directors of the Company effective on December 8, 1998, following the meeting of the Board of Directors on that date, resulting in a vacancy on the Board of Directors. Mr. Searle's resignation is not related to the proposed reverse stock split.

   (d) The Company does not expect that any material change in the present dividend rate or policy or indebtedness of the Company will occur as a result of the reverse stock split. A change in the Company's capitalization will not occur as a result of the adjustment in par value to $100 per share of New Common Stock.

   (e) There will be no other material change in the Company's corporate structure or business;

   (f) Not applicable.

   (g) Following the reverse stock split and purchase of resulting fractional shares of New Common Stock, it is expected that the number of shareholders of the Company's Common Stock will be reduced from approximately 430 (as of October 15, 1998) to less than 200. The number of holders of the Company's Preferred Stock will remain unchanged at approximately 18. As a result of the reduction in number of record shareholders below 300, the Company intends to suspend its obligation to file periodic reports with the Securities and Exchange Commission pursuant to section 15(d) of the Exchange Act of 1934.

Item 6. Source and Amounts of Funds or Other Consideration.

   (a) The Company expects to spend its own funds to purchase fractional shares of the New Common Stock following the reverse stock split. The Company anticipates that as a result of the reverse stock split, there will be approximately 194.077 aggregate fractional shares of the New Common Stock to be purchased by the Company. The expected aggregate purchase price of such shares is $242,600, based upon the purchase price of $1,250 per share of New Common Stock. Such price per share was determined based upon the report of Ferris Baker Watts, Incorporated as to value of the Common Stock of the Company which report is further described in Item 9(a) to this Schedule.

   (b) The following is a statement of all expenses incurred or estimated to be incurred in connection with the going private transaction. The Company will be responsible for paying any or all of such expenses.

                         Filing Fees                   $  49
                         Legal Fees                  100,000
                         Accounting Fees               2,000
                         Appraisal Fees               65,000
                         Solicitation Expenses             0
                         Printing Costs                2,000
                                                ------------
                         Total                     $ 169,049

   (c) All of the foregoing expenses and purchase price of fractional shares of New Common Stock are expected to be paid from the available funds of the Company.

   (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

   (a) The purpose of this Rule 13e-3 going private transaction, which is to be accomplished through the reverse stock split, is to suspend the Company's obligation to file reports under Section 15(d) of the Securities and Exchange Act of 1934. The Board of Directors believes that such action is in the best interests of the Company for the following reasons: (1) the filing of periodic reports under Section 15(d) of the Securities and Exchange Act of 1934 allows the Company's limited number of customers and competitors, all of which are concentrated in a single industry, to obtain information concerning the Company's profit margins, patent positions and operations which, in the Company's opinion, has or may have an adverse effect on the Company's performance; and (2) the out-of-pocket and internal costs to the Company associated with the preparation and filing of the periodic reports when compared to the limited number of stockholders is, in the Company's opinion, unwarranted.

   (b) The Company considered two alternative means to accomplish its objective of suspending its obligation to file reports under Section 15(d) of the Securities and Exchange Act of 1934.

      Tender Offer. The Board of Directors considered making a tender offer for shares of Common Stock in order to reduce the number of record holders of Common Stock below 300. This alternative was viewed as undependable, however, because it was not certain that the Company would sufficiently reduce the number of its record stockholders to achieve its objective of less than 300 shareholders. The costs which might be incurred in connection with such a tender offer also appeared to be potentially higher than the costs expected to be incurred in connection with the reverse stock split.

      Merger. The Board of Directors also considered the possibility of a "cash out" merger. However, the anticipated costs of such a merger (including the cost of obtaining the requisite shareholder approvals and purchase of Common Stock) were also expected to be higher than the costs expected to be incurred in connection with the reverse stock split.

   (c) The Company has structured the Rule 13e-3 transaction as a reverse stock split because it believes that this structure is the simplest and most economical means of reducing the number of record holders of the Company's Common Stock below 300, thereby achieving its goal of terminating its obligation to file periodic reports with the Securities and Exchange Commission pursuant to
Section 15(d) of the Securities and Exchange Act of 1934. In addition, the Company believes that the reverse stock split and purchase of fractional shares of the New Common Stock will provide an easy and cost effective way for shareholders holding less than one share of New Common Stock (1,000 shares of Old Common Stock) to dispose of such fractional shares at a fair price without incurring brokerage commissions and other transaction costs. The Company believes that implementing the reverse stock split at this time so that it can terminate its obligation to file periodic reports with the Securities and Exchange Commission will improve its future performance.

   (d) As described above, upon consummation of the reverse stock split, the Company anticipates that the number of record stockholders of the Company will be reduced from 430 to less than 200 and the Company will achieve the purposes of the reverse stock split described above. The Company incurs costs related to its status as a public reporting corporation under the federal securities laws, including indirect costs as a result of, among other things, the Company personnel, including management, time expended to prepare and review various filings, furnish information to stockholders, and attend to other stockholders matters. Termination of the Company's obligation to file periodic reports will eliminate the costs and expenses of such federal securities filings and reduce the amount of time devoted by management in preparing and reviewing such reports. The Company estimates that, upon termination of its obligation to file periodic reports with the Securities and Exchange Commission, it will achieve savings within a range of approximately $65,000 to $75,000 annually.

   Upon consummation of the reverse stock split, each 1,000 shares of Old Common Stock issued and outstanding immediately prior to the effective time of such split will be converted into one share of New Common Stock and all resulting fractional shares of New Common Stock will be purchased by the Company at the price of $1,250 per share. The following description of the federal income tax consequences of the reverse stock split is included solely for the general information of the holders of the Company's Common Stock. The federal income tax consequences for any particular stockholder may be affected by matters not discussed herein, and each stockholder should consult his or her personal tax advisor in determining the federal income tax consequences of the reverse stock split and purchase of fractional shares. For those stockholders receiving New Common Stock from consummation of the reverse stock split, there will be no direct tax consequences as a result of the reverse stock split, except for reallocation to the stockholders' per share tax basis. The purchase of fractional shares of New Common Stock by the Company will be a taxable transaction for federal income tax purposes. Each holder of fractional shares of New Common Stock purchased by the Company subsequent to the reverse stock split will recognize gain or loss upon the purchase of that stockholder's fractional share of New Common Stock equal to the difference, if any, between (i) the amount of the cash payment received for any fractional shares of New Common Stock and (ii) that stockholder's tax basis in such fractional shares of New Common Stock so long as the New Common Stock was held as a capital asset of the stockholder. Any subsequent gain or loss resulting from the disposition of New Common Stock should be treated as a capital gain or loss transaction. As indicated previously, holders of New Common Stock are urged to consult their personal tax advisors as to the tax consequences of the reverse stock split and purchase of fractional shares under federal, state, local and any other applicable laws.

   The cash payments due to the holders of fractional shares of New Common Stock (other than certain exempt entities and persons) will be subject to a backup withholding tax at the rate of 31% under federal income tax law unless certain requirements are met. Generally, the Company or its paying agent will be required to deduct and withhold the tax on cash payments due at the effective time of the purchase of fractional shares of New Common Stock subsequent to the reverse stock split if (i) a stockholder fails to furnish a taxpayer identification number ("TIN"; the TIN of an individual stockholder is his or her Social Security number) to the paying agent or fails to certify under penalty of perjury that such TIN is correct; (ii) the Internal Revenue Service ("IRS") notifies the Paying Agent that the TIN furnished by the stockholder is incorrect; (iii) the IRS notifies the paying agent that the stockholder has failed to report interest, dividends, or original issue discount in the past; or
(iv) there has been a failure by the stockholder to certify under penalty of perjury that such stockholder is not subject to the backup withholding tax. Any amounts withheld by the paying agent in collection of the backup withholding tax will reduce the federal income tax liability of the stockholders from whom such tax was withheld.

Item 8. Fairness of the Transaction.

   (a) The Company believes that the proposed reverse stock split and subsequent purchase of fractional shares is fair to unaffiliated stockholders of the Company. The Board of Directors of the

Company by unanimous vote on December 8, 1998, with no member of the Board of Directors dissenting or abstaining from such approval, adopted a resolution declaring the terms and conditions of the reverse stock split and purchase of fractional shares advisable and directing that a proposed amendment to the Articles of Incorporation of the Company be submitted to shareholders of the Company for consideration.

   (b) A special committee of the Board of Directors of the Company, comprised of Directors who are non-controlling persons, as described in paragraph (d) below (the "Special Committee"), recommended that the Board of Directors retain Ferris, Baker Watts, Incorporated ("Ferris, Baker Watts"), and by letter agreement dated June 23, 1998 such firm was retained, to act as its financial advisor and to render its opinion to the Company's Board of Directors as to the fairness of the fractional share purchase price, from a financial point of view, to the holders of fractional shares of the New Common Stock following the reverse stock split (herein referred to as the "Purchase Price").

   The Special Committee was charged with the responsibility of recommending to the Board of Directors a fair price to pay for the fractional shares resulting from the reverse stock split of the Common Stock. It met on four occasions with a representative of Ferris, Baker Watts during which discussions occurred and information shared concerning the methodology of companies having business and markets similar to those of the Company and the application of such methodologies to the Company's financial and market position and future prospects. Based upon these deliberations, the Special Committee unanimously recommended to the Board of Directors of the Company that $1,250 per share of New Common Stock resulting from a reverse stock split would be a fair price to pay. Ferris, Baker Watts concurred in this recommendation.

   Ferris, Baker Watts delivered its written opinion on December 8, 1998, to the Board of Directors of the Company to the effect that, as of such date, the Purchase Price was fair, from a financial point of view, to the holders of the New Common Stock. No restrictions were imposed by the Special Committee or the Board of Directors of the Company upon Ferris, Baker Watts with respect to the investigations made or procedures followed by Ferris, Baker Watts in rendering its opinions.

   The full text of Ferris, Baker Watts' fairness opinion, which is summarized in response to Item 9 of this Schedule 13E-3, dated December 8, 1998, which sets forth certain assumptions made, certain procedures followed, and certain matters considered by Ferris, Baker Watts, is attached hereto as Exhibit 3.

   In addition to the recommendation of the Special Committee and the conclusions contained in the Ferris, Baker Watts report, the Board of Directors reviewed certain additional factors, including the historical and current market values of the Company's Common Stock. In this regard, the Company's Board of Directors noted the amount and level of transactions in shares of the Company's Common Stock during the past year and that the book value per share of the Company's Common Stock as of July 25, 1998 (the end of the third quarter of the Company's fiscal year), was $0.66.

   The Company's Board of Directors further considered the advantages of and benefits to the Company of not being required to file periodic reports with the Securities and Exchange Commission pursuant to ss.15(d) of the Securities and Exchange Act of 1934, the direct and indirect cost savings to be realized by the Company from not having to file such periodic reports, and the benefits to be derived by the remaining Company stockholders from the transactions described in this Schedule.

   In reaching its determination as to the fairness of the Purchase Price, the Board of Directors of the Company did not assign any relative or specific weights to the foregoing factors.

   (c) Pursuant to the provisions of ss.2-604(d) of the Corporations and Associations Article of the Annotated Code of Maryland, any proposed amendment to the Articles of Incorporation of the Company must be approved by the stockholders of the Company by the affirmative vote of two thirds of all the votes entitled to be cast on the matter. Holders of Common Stock are entitled to cast one vote for each share of Common Stock. Holders of the Company's Preferred Stock are entitled to cast four votes for each share of Preferred Stock.

   (d) The decision to retain Ferris, Baker Watts to prepare a report concerning the fairness of the Purchase Price was initially made by the Special Committee and affirmed by the Board of Directors of the Company. The Special Committee was established by the Board of Directors of the Company on March 12, 1998, to act solely on behalf of the unaffiliated stockholders of the Company for purposes of reviewing the desirability of undertaking the "going private" transaction which is the subject of this Schedule 13E-3. The Special Committee consisted of the following persons: David C. Dressler, John E. Searle, Jr., and Neil Ruddock. For reasons unrelated to this transaction, Mr. Searle resigned from the Board of Directors of the Company effective December 8, 1998, following the meeting of the Board of Directors on that date. Mr. Ruddock joined the Special Committee on July 14, 1998, when he also joined the Board of Directors.

   (e) The Board of Directors of the Company unanimously approved the Proposed Amendment, which vote included all of the directors who were not employees of the Company.

   (f) During the 18 month period preceding the date of this Schedule 13E-3, the Company has not received any firm offers from any unaffiliated person for (a) the merger or consolidation of the Company into or with any person, (b) the sale or other transfer of all or any substantial part of the assets of the Company, or (c) securities of the Company which would enable the holder thereof to exercise control of the Company.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

   (a) On June 23, 1998, the Board of Directors of the Company retained the services of Ferris, Baker Watts to perform a valuation of the Company's Common Stock and render its opinion as to the fairness of the Purchase Price, from a financial point of view, to be paid to the holders of fractional shares of the New Common Stock following the reverse stock split.

   (b) The following information is provided with respect to the fairness opinion provided by Ferris, Baker Watts:

      (1) Ferris, Baker Watts performed a valuation of the Company's Common Stock and provided its opinion as to the fairness of the Purchase Price, from a financial point of view, to be paid to the holders of fractional shares of the New Common Stock following the reverse stock split.

      (2) Ferris, Baker Watts is a Mid-Atlantic based investment bank whose corporate finance activities are focused on small to middle market companies. Ferris, Baker Watts provides a full range of investment banking services to its clients, ranging from merger and acquisition services, public offerings, private placements and advisory services.

      (3) The Special Committee solicited proposals from three investment bankers, interviewed two and unanimously agreed to retain the services of Ferris, Baker Watts.

      (4) Other than the engagement of Ferris, Baker Watts to provide the services described in Item 9(a), there are no material relationships between
   (i) Ferris, Baker Watts, its affiliates and/or unaffiliated representative, and (ii) the Company or its affiliates, which existed during the past two years or is materially understood to be contemplated. The fee for Ferris, Baker Watts' services is $65,000.

      (5) Ferris, Baker Watts provided to the Special Committee and the Board of Directors a range of values of the fractional shares of Common Stock and a recommendation to pay a price at the top of the range or at a premium to the top end of the range. The Special Committee unanimously recommended to the Board of Directors a price of $1,250 per share of New Common Stock and the Board of Directors unanimously adopted such recommendation.

      (6) The Company retained Ferris, Baker Watts to investigate the proposed consideration offered to shareholders and to provide an opinion as to the fairness, from a financial point of view, to the shareholders of the consideration to be paid for each share of New Common Stock. The Company requested Ferris, Baker Watts to undertake the proposed valuation because of its familiarity with companies such as the Company and its experience with companies having a market capitalization below $100,000,000.

      On December 8, 1998, Ferris, Baker Watts delivered an opinion (the "Fairness Opinion") to the Board of Directors of the Company which concluded that based upon and subject to the considerations set forth therein, as of such date the consideration to be received by the shareholders of the Company for fractional shares of New Common Stock pursuant to the reverse stock split was fair from a financial point of view. The Fairness Opinion was based upon economic, market and other conditions in effect as of its date. No limitations were imposed by the Board of Directors of the Company upon Ferris, Baker Watts with respect to its investigation or procedures followed in rendering the Fairness Opinion. The Fairness Opinion, which sets forth assumptions made, material reviewed, matters considered, and the limits of the review, is attached as Exhibit 3 and is incorporated into this Schedule by reference.

      The following is a summary of the Fairness Opinion. Stockholders of the Company are urged to read the Fairness Opinion in its entirety. Ferris, Baker Watts has consented to the inclusion of its opinion in this Schedule and Information Statement provided to shareholders of the Company and has reviewed the following summary.

      In connection with the Fairness Opinion, Ferris, Baker Watts reviewed, among other things: (i) the proposed reverse stock split; (ii) annual reports on form 10-K for the fiscal years ended October 25, 1997, October 26, 1996, October 28, 1995, October 29, 1994, and October 25, 1993; (iii) quarterly reports on form 10-Q for the periods ended July 25, 1998, April 25, 1998, January 24, 1998, July 26, 1997, April 26, 1997, January 26, 1997, July 27,
   1996, April 27, 1996, January 27, 1996, July 29, 1995, April 29, 1995,
   January 28, 1995, July 30, 1994, April 30, 1994, January 29, 1994, July 31,
   1993, May 1, 1993, January 30, 1993; and (iv) projected financial results for fiscal years 1998 through 2003 provided by management of the Company and approved by the Board of Directors of the Company. Ferris, Baker Watts also held discussions with management of the Company regarding its past and current business operations, financial condition and future prospects. Ferris, Baker Watts reviewed the reported price and trading activity of the Company's Common Stock, compared certain financial and stock market information concerning the Company with similar information for other parts manufacturers supplying the automotive industry, the securities of which are publicly traded, and performed other studies and analyses which Ferris, Baker Watts deemed appropriate.

      Ferris, Baker Watts assumed and relied upon the accuracy and completeness of all financial and other information reviewed for the purposes of the Fairness Opinion, whether publicly available or provided to Ferris, Baker Watts by the Company and did not independently verify any such information or make an independent evaluation or appraisal of the assets or liabilities of the Company.

      The preparation of a fairness opinion involves determinations as to the appropriate and relevant methods of financial analysis and, therefore, reference should be made to the Fairness Opinion in its entirety and not to a summary description. In performing its analysis, Ferris, Baker Watts made numerous assumptions with respect to industry performance, business and economic condition and other matters, many of which are beyond the control of the Company. The analyses performed by Ferris, Baker Watts are not necessarily indicative of future results and do not purport to be appraisals or to reflect prices at which businesses may actually be sold. The following paragraphs summarize all material analyses performed by Ferris, Baker Watts.

      Ferris, Baker Watts considered several methods to evaluate the value of the Company, including: (i) the discounted future free cash flow of the Company, and (ii) the earnings and book multiple comparisons to publicly traded companies engaged in parts manufacturing supplying the automotive industry. Ferris, Baker Watts also considered the market value of the Company's shares of Common Stock as well as its trading history.

      The discounted future free cash flow analysis ascribes value only to the cash flows that can ultimately be taken out of the business. These free cash flows are then discounted to the present at the firm's weighted average cost of capital. The weighted average cost of capital can be described as the average price a company must pay to attract both debt and equity to properly capitalize its growth. These series of cash flows, when discounted to the present and after subtracting claims by debt holders and others, represent the economic value of a company to its shareholders. This method of valuation depends upon the accuracy of the financial projections. Ferris, Baker Watts assumed that such projections were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and judgments as to the Company's expected future financial performance.

      The earnings and book multiple comparison analysis examines the operating earnings, net income (both historical and projected), revenue and book value multiples. From these results, implied equity can be determined.

      From these analyses, Ferris, Baker Watts determined that (i) the consideration to be received by the shareholders for the fractional shares of New Common Stock was fair from a financial point of view, and (ii) the goal of the reverse stock split could be accomplished at minimal cost and would not have an adverse impact on the Company.

      The Fairness Opinion relates only to whether the consideration to be received by the holders of fractional shares of New Common Stock is fair from a financial point of view and does not constitute a recommendation to any stockholder of the Company as to how such stockholders should vote with respect to the reverse stock split.

   (c) Ferris, Baker Watts' opinion is attached as Exhibit 3 to this Schedule.

Item 10. Interest in Securities of the Issuer.

   (a) As of the date of this Schedule 13E-3, the record and beneficial ownership (except for beneficial ownership disclaimed as set forth in applicable footnotes) of the Company's Common Stock, the percentage of the total number of issued and outstanding Common Stock, and the number of shares of Common Stock that there is a right to acquire of the person filing this Schedule, together with any pension plan, profit or similar plan, and by each executive officer, director, and each controlling stockholder are as follows:

-----------------------------------------------------------------------------
         NAME                    POSITION          NO. SHARES (1) PERCENTAGE (1)
-----------------------------------------------------------------------------
William Ewing, III     Chairman of the Board of
                       Directors, Controlling        437,329 (2)         3.4
                       Person                      9,077,468 (3)        71.6
-----------------------------------------------------------------------------
Ronald D. Stouffer     President, Chief Executive
                       Officer, Director                 129,431         1.1
-----------------------------------------------------------------------------
Eric W. Koehler        Executive Vice President,
                       Director
-----------------------------------------------------------------------------
John E. Searle, Jr.    Director                           20,000          .2
-----------------------------------------------------------------------------
David C. Dressler      Director                           20,000          .2
-----------------------------------------------------------------------------
James T, Parkinson,
  III (4)              Director, Controlling Person    1,176,849         9.3
-----------------------------------------------------------------------------
Frederic Ewing, II     Director, Controlling Person      390,827 (5)     3.1
                                                         344,540 (6)     2.7
-----------------------------------------------------------------------------
Melvyn J. L. Clough    Vice President, Operations
-----------------------------------------------------------------------------
Richard W. Hess        Vice President, Automotive
                       Products Engineering                5,000          .1
-----------------------------------------------------------------------------
Eleanor M. Kupris      Secretary and Vice
                       President, Administration          38,040          .3
-----------------------------------------------------------------------------
David A. Quinn         Vice President, Finance and
                       Treasurer                          21,000          .2
-----------------------------------------------------------------------------
Dharapuram N. Srinath  Vice President, Advanced
                       Engineering                         6,500          .1
-----------------------------------------------------------------------------
Arlene M. Hardy        Corporate Controller
-----------------------------------------------------------------------------

      Notes:
         1. Excludes Preferred Stock.
         2. For own account, including 53,320 shares held by Mr. Ewing's children for which he holds a power of attorney.
         3. Owned by trusts of which Mr. Ewing is a trustee or owned by other individuals for which he holds their powers of attorney.
         4. As trustee of trusts established under the will of Arthur Choate.
         5. For own account.
         6. As trustee for two trusts.

   (b) No transactions in any shares of the Common Stock of the Company were effected during the 60 days immediately preceding the date of this Schedule 13E-3 by the Company or by any of the persons named in paragraph (a) of this Item.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

   There are no contracts, arrangements, understandings or relationships between the Company or the persons listed above and any other person in connection with the proposed reverse stock split concerning the transfer or voting of the Company's Common Stock or Preferred Stock, joint ventures, loan or option arrangements, puts or calls, guaranties or the giving or withholding of proxies, consents or other authorizations.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

   (a) To the knowledge of the person filing this Schedule, after making reasonable inquiry, no executive officer, director or affiliate of the Company or any person enumerated in Exhibit 1 to this Schedule presently intends to tender or sell any of the Company's Common Stock owned or held by such person, except with respect to fractional shares of New Common Stock to be purchased by the Company following the reverse stock split. Each of the persons enumerated in
Exhibit 1 presently intends to vote all shares of the Common Stock held by such person and with respect to which such person holds proxies, in favor of the Proposed Amendment, as described in Item 5 of this Schedule.

   (b) As described in Items 7 and 8 above, all of the persons enumerated in
Exhibit 1 to this Schedule who are directors of the Company and all members of the Special Committee voted in favor of the Proposed Amendment. To the knowledge of the person filing this statement, after making reasonable inquiry, except as stated in the preceding sentence, none of the persons named in Exhibit 1 to this Schedule has made a recommendation in support of or opposed to the Proposed Amendment.

Item 13. Other Provisions of the Transaction.

   (a) Not applicable.

   (b) Not applicable.

   (c) Not applicable.

Item 14. Financial Information.

   (a) (1) Audited financial statements for the Company's 1996 and 1997 fiscal years required to be filed with the Company's most recent annual report under sections 13 and 15(d) of the Securities Exchange Act of 1934 are attached hereto as Exhibit 4. The Company's audited financial statement for fiscal year 1998 are attached hereto as Exhibit 5.

      (2) Not applicable.

      (3) The ratios of earnings to fixed charges for the two most recent fiscal years were not determined as there were no debt instruments or fixed charges for either of these two years.

      (4) The book value per share as of the fiscal year ended October 25, 1997, was $0.60, and as of the end of the third fiscal quarter of 1998 (July 25, 1998), was $0.66.

      (b) Pro forma data disclosing the effect of the reverse stock split and buyback of fractional shares on (1) the Company's balance sheet as of the most recent fiscal year end is attached as Exhibit 6; and (2) the Company's statement of income, earnings per share amounts, and ratio of earnings to fixed charges for the most recent fiscal year end is attached as Exhibit 7.

      The Company's book value per share as of the fiscal year ended October 25, 1997, taking into account the effect of the reverse stock split and buyback of fractional shares was $589.41 per share of New Common Stock, and as of the end of the third fiscal quarter of 1998 (July 25,

   1998), taking into account the effect of the reverse stock split and buyback of fractional shares, was $654.44 per share of New Common Stock.

Item 15. Persons and Assets Employed, Retained or Utilized.

   (a) No officer, employee, class of employees or corporate asset of the Company (excluding corporate assets which are proposed to be used as consideration for purchases of securities or payment of expenses which are disclosed in Item 6 of this Schedule) has been or is proposed to be employed, availed of or utilized by the Company or affiliate in connection with the Proposed Amendment and reverse stock split described in this Schedule.

   (b) No person (excluding persons identified in Item 15(a) above), has been employed, retained or is to be compensated by the Company, or by any person on behalf of the Company, to make solicitations or recommendations in connection with the Proposed Amendment and reverse stock split described in this Schedule.

Item 16. Additional Information.

   It is expected that the owners of more than the necessary two-thirds of the shares of Common Stock and Preferred Stock entitled to vote on the Proposed Amendment (including, without limitation, all shares owned by the persons listed on Exhibit 1 to this Schedule and any shares controlled by them) will vote in favor of the Proposed Amendment, and, accordingly that such amendment will receive the necessary approval from stockholders entitled to vote on the question. Upon receipt of stockholder approval, the Company expects to move quickly to implement the Proposed Amendment and the reverse stock split authorized by such amendment.

Item 17. Material to be Filed as Exhibits.

   (a) Not applicable.

   (b) The report and opinion of Ferris, Baker Watts referred to in Items 8(d) or 9 of this Schedule are attached hereto as Exhibit 3.

   (c) Not applicable.

   (d) Any disclosure materials furnished to stockholders of the Company in connection with the Proposed Amendment and reverse stock split pursuant to SEC Rule 13e-3(d) (Sec. 240.13e-3(d)) are attached hereto as Exhibit 8.

   (e) Not applicable.

   (f) Not applicable.

                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       -----------------------------------------
                                                         (Date)

                                       -----------------------------------------
                                                       (Signature)

                                             Ronald D. Stouffer, President
                                       -----------------------------------------
                                                    (Name and Title)

Exhibit Index

   1. Identity and Background of Directors, Executive Officers and Controlling Persons of the Company
   2. Proposed Amendment to the Company's Articles of Incorporation and Resolutions adopted by the Board of Directors on December 8, 1998
   3. Fairness Opinion of Ferris, Baker Watts, dated December 8, 1998
   4. Audited  Financial  Statements  for the Fiscal  Years Ended  October
      26, 1996, and October 25, 1997, filed with the Company's most recent Annual Report under Sections 13 and 15(d) of the Securities Exchange Act of 1934
   5. Audited  Financial  Statement  for the Fiscal Year Ended October 31,
      1998
   6. Pro Forma Data Disclosing the Effect of the Reverse Stock Split and Buyback of Fractional Shares on the Company's Balance Sheet as of the Most Recent Fiscal Year End
   7. Pro Forma Data Disclosing the Effect of the Reverse Stock Split and Buyback of Fractional Shares on the Company's Statement of Income, Earnings Per Share Amounts, and Ratio Of Earnings to Fixed Charges for the Most Recent Fiscal Year End
   8. Disclosure Materials to be Furnished to Company Stockholders